SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Private
                 Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                          For the month of April, 2002


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ..X..... Form 40-F .......

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ... X .... No...........

      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________

                          TRIBAND RESOURCE CORPORATION
                     SCHEDULE B - SUPPLEMENTARY INFORMATION
                               NOVEMBER 30, 2001


(a)  Summary of securities issued during the period

       1,250,000 Common Shares at $0.10 per share and 1,250,000 share purchase warrants exercisable at $01.2 per share until October 10, 2002 and thereafter at $0.15 per share until October 10, 2003


(b)  Summary of options granted

       There were no stock options granted during the period.



(c)  List of directors at end of the period

TRIBAND ENTERPRISE CORP.
SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

Triband Resource Corporation has been a natural resource corporation engaged in the acquisition and exploration of mineral properties and currently is still holding resource properties in the United States. In April 2000, the Company completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business and as a result, the Exchange issued a cease trade order until the filing was reviewed and approved on August 8, 2000

This Management Discussion & Analysis summarizes the activities of the Corporation to date, and provides financial information for the period from Dec. 1, 1999 through November 30, 2001.

BUSINESS ACQUISITIONS

(1)      eFinancial Training.com

         On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company has agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 common shares of the Company at the deemed price of $0.45 per share. The 3,500,000 common shares will be subject to a contractual performance escrow agreement, pursuant to which the common shares will be released upon the achievement by eFinancial of certain performance criteria to be determined.

         Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit. Each unit consists of one common share and one share purchase warrant which entitles the warrant holder to purchase one common share at the price of $0.55 per share for the first year and $0.80 per share for the second year.

         In August 2000, the Company determined not to proceed with the acquisition of eFinancial and the private placement due to difficulties in obtaining adequate financing. All costs relating to this acquisition totalling $40,163 were written off.

(2)      Via Vis Technologies Inc.

         On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Viavis in exchange of 41,500,000 common shares of Triband. However, in March 2001, the Company decided not to pursue this acquisition as the due diligence revealed that Via Vis was not a suitable acquisition for Triband.

The Company continues to review potential businesses.

MINERAL PROPERTIES

MINERAL PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

===========================================================================================================

                                                                                   2001            2000
-----------------------------------------------------------------------------------------------------------

STAKED CLAIMS, NEVADA, U.S.A.

     A 100% interest in certain claims by staking and by entering into an option agreement. During the current year, the Company wrote-off previously capitalized costs to statements of operations and adjusted
     opening deficit.                                                           $    -         $   413,538
===========================================================================================================

FUTURE MINERAL PROPERTY PAYMENTS

a) The Company is required to pay annual filing fees totaling US$15,000 to renew the licenses on its Nevada claims.

b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

     i)   2.5%  NSR  production   royalty,   to  a  payout   purchase  price  of
          US$2,000,000, upon exercise of the option;

     ii)  Incur expenditures totaling US$15,000 by July 9, 2002.
          Incure xpenditures totaling US$20,000 by July 9, 2003.
          Incur expenditures totaling US$25,000 each by July 9, 2004 and during each of the following year during the lease term.
          The maximum required total work commitment from the date of this lease shall be $250,000.

TITLE TO MINERAL PROPERTIES

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

                            TRIBAND ENTERPRISE CORP.
                     (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)

                                NOVEMBER 30, 2001

                                AUDITORS' REPORT




TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)


We have audited the consolidated balance sheet of Triband Enterprise Corp. (formerly Triband Resource Corporation) as at November 30, 2001 and the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for the year then ended, as well as this year's changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2001. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended, as well as this year's changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated balance sheet as at November 30, 2000 and the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for each in the two-year period ended November 30, 2000, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 30, 2001.




                                                           CHARTERED ACCOUNTANTS

Vancouver, Canada
March 26, 2002

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

====================================================================================================================

                                                                    Notes                  2001               2000
-------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents                                                     $      59,833      $     128,622
    Receivables                                                                          15,986              9,986
    Prepaid expenses                                                                      6,230             21,950
                                                                                  -------------      -------------

                                                                                         82,049            160,558

PROPERTY, PLANT AND EQUIPMENT                                           4                 9,350             11,483
MINERAL PROPERTIES                                                   2, 5                    -             413,538
DEFERRED EXPLORATION COSTS                                           2, 6                    -             783,717
INVESTMENTS                                                             7                27,565             27,565
                                                                                  -------------      -------------

                                                                                  $     118,964      $   1,396,861
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                            9         $     102,035      $      38,810
    Due to affiliated company                                           9                 2,594              5,562
                                                                                  -------------      -------------

                                                                                        104,629             44,372
                                                                                  -------------      -------------
NATURE AND CONTINUANCE OF OPERATIONS                                    1

CONTINGENCY                                                            13

SHAREHOLDERS' EQUITY
    Capital stock                                                   8, 14             4,230,059          4,230,059
    Common shares committed to be issued                                8               125,000                 -
    Deficit accumulated during the exploration stage                                 (4,340,724)        (2,877,570)
                                                                                  --------------     -------------

                                                                                         14,335          1,352,489
                                                                                  -------------      -------------

                                                                                  $     118,964      $   1,396,861
===================================================================================================================



ON BEHALF OF THE BOARD:


   "Gary Freeman"                              "Sam Szajman"

---------------------       Director      -----------------------     Director


              The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)

========================================================================================================================
                                                     Cumulative
                                                        Amounts
                                                           From
                                                     October 7,
                                                        1994 to                 Years Ended November 30,
                                                   November 30,  ------------------------------------------------------
                                                           2001             2001               2000              1999
-------------------------------------------- -------------------- ------------------ ------------------ ----------------

GENERAL AND ADMINISTRATIVE
  EXPENSES
    Amortization                                  $      16,280     $       3,097     $        4,376       $       212
    Consulting fees                                     304,174           108,667             87,790            29,520
    Listing and transfer agent fees                     115,151            19,061             11,593            44,419
    Office                                              191,914            37,393             40,400            48,098
    Professional fees                                   115,894            26,956             14,495             8,720
    Property investigation                              186,563            10,000                196            50,062
    Rent                                                 78,874             1,416             13,049            19,084
    Salaries and benefits                                80,308                -                  -              5,085
    Shareholders' communications                        373,446            10,466             74,107           128,356
    Travel                                               70,096             8,378             34,151               148
                                                  -------------     -------------     --------------       -----------

                                                     (1,532,700)         (225,434)          (280,157)         (333,704)

INTEREST INCOME                                         196,101             1,892              7,424            11,818

INVESTMENT INCOME                                        27,564                -              27,564                -

GAIN ON SALE OF MARKETABLE
  SECURITIES                                            100,703                -             100,703                -

GAIN (LOSS) ON FOREIGN EXCHANGE                         161,137            (1,106)            (3,154)          (12,056)

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                                    (4,186)               -                  -             (4,186)

WRITE-OFF OF MINERAL PROPERTIES
  (NOTE 2)                                           (1,098,950)          (20,186)          (632,326)          (32,900)

WRITE-OFF OF DEFERRED EXPLORATION
  COSTS (NOTE 2)                                     (1,568,696)          (19,293)          (433,928)         (154,282)

WRITE-DOWN OF MARKETABLE
  SECURITIES                                           (374,526)               -                  -           (374,526)

WRITE-DOWN OF INVESTMENTS                              (146,449)               -            (146,449)               -

WRITE-OFF OF ACQUISITION COSTS                         (100,722)           (1,772)           (98,950)               -
                                                  -------------     -------------     --------------       -----------

NET LOSS FOR THE PERIOD                           $  (4,340,724)    $    (265,899)    $   (1,459,273)      $  (899,836)
========================================================================================================================

LOSS PER SHARE (NOTES 2 AND 10)                                     $       (0.10)    $        (0.53)      $     (0.35)
========================================================================================================================

              The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

========================================================================================================================

                                                     Cumulative
                                                        Amounts
                                                           From
                                                     October 7,
                                                        1994 to                 Years Ended November 30,
                                                   November 30,   ------------------------------------------------------
                                                           2001             2001                 2000            1999
-------------------------------------------- -------------------- ------------------ ----------------- -----------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period                          $   (4,340,724)   $     (265,899)     $   (1,459,273)   $     (899,836)
Items not affecting cash
  Amortization                                           16,280             3,097               4,376               212
  Investment income                                     (27,564)               -              (27,564)               -
  Gain on sale of marketable
    securities                                         (100,703)               -             (100,703)               -
  Loss on disposal of property, plant
    and equipment                                         4,186                -                   -              4,186
  Write-off of mineral properties                     1,098,950            20,186             632,326            32,900
  Write-off of deferred exploration
    costs                                             1,568,696            19,293             433,928           154,282
  Write-down of marketable
    securities                                          374,526                -                   -            374,526
  Write-down of investments                             146,449                -              146,449                -
  Write-off of acquisition costs                        100,722             1,772              98,950                -

Changes in non-cash working capital
  items
  (Increase) decrease in receivables                    (15,986)           (6,000)             (8,672)            3,559
  (Increase) decrease in prepaid
    expenses                                             (6,230)           15,720               9,742           (25,589)
  (Increase) decrease in due from
    affiliated companies                                     -                 -               29,327           (29,327)
  Increase in accounts payable and
    accrued liabilities                                 102,035            63,225              16,464            10,989
  Increase (decrease) in due to
    affiliated company                                    2,594            (2,968)              5,562           (69,548)
                                                 --------------    ---------------     --------------    --------------

Net cash used in operating activities                (1,076,769)         (151,574)           (219,088)         (443,646)
                                                 --------------    --------------      --------------    --------------

CASH FLOWS FROM INVESTING
  ACTIVITIES
  Proceeds on sale of marketable
    securities                                          488,027                -              488,027                -
  Property, plant and equipment
    acquired                                            (38,196)             (964)            (14,660)           (1,411)
  Proceeds on disposal of property,
    plant and equipment                                   6,183                -                   -              6,183
  Acquisition of mineral properties                    (498,950)          (20,186)           (132,577)          (97,106)
  Increase in deferred exploration
    costs                                            (1,566,499)          (19,293)            (88,823)         (224,791)
  Increase in investments                            (1,009,022)           (1,772)            (98,950)         (146,450)
                                                 --------------    --------------      --------------    --------------
Net cash (used in) provided by
    investing activities                         $   (2,618,457)   $      (42,215)     $      153,017    $     (463,575)
--------------------------------------------     --------------    --------------      --------------    --------------

                                 - Continued -

              The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)

========================================================================================================================
                                                     Cumulative
                                                        Amounts
                                                           From
                                                     October 7,
                                                        1994 to                 Years Ended November 30,
                                                   November 30,   ------------------------------------------------------
                                                           2001               2001              2000             1999
------------------------------------------------------------------------------------------------------------------------

Continued...
CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of capital stock, net of
      issuance costs                                $  3,630,059        $       -        $   176,361     $    84,250
    Common shares committed to be
      issued                                             125,000           125,000                -               -
                                                    ------------        ----------       -----------     -----------

Net cash provided by financing
      activities                                       3,755,059           125,000           176,361          84,250
                                                    ------------        ----------       -----------     -----------

NET CHANGE IN CASH AND CASH
      EQUIVALENTS DURING THE PERIOD                       59,833           (68,789)          110,290        (822,971)

CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD                                     -            128,622            18,332         841,303
                                                    ------------        ----------       -----------     -----------

CASH AND CASH EQUIVALENTS,
      END OF PERIOD                                 $     59,833        $   59,833       $   128,622     $    18,332
========================================================================================================================

SUPPLEMENTAL  DISCLOSURES  WITH RESPECT TO THE  CONSOLIDATED  STATEMENTS OF CASH
FLOWS

======================================================================================================================
                                                     Cumulative
                                                        Amounts
                                                           From
                                                     October 7,
                                                        1994 to                 Years Ended November 30,
                                                   November 30,   ------------------------------------------------------
                                                           2001              2001           2000             1999
------------------------------------------------------------------------------------------------------------------------

CASH PAID DURING THE PERIOD FOR:
    Interest                                   $           -        $        -        $       -         $       -
     Income taxes                              $           -        $        -        $       -         $       -
========================================================================================================================

Since inception of the exploration stage, the Company has issued a total of 610,700 common shares (adjusted for roll-back) for non-cash consideration as follows:

==================================================================================================================================
                                             Number
Year                                      of Shares                  Amount          Consideration
------------------------------------------------------------------------------------------------------------------------
1999                                         10,700            $         -           Finder's fee
1996                                        600,000                 600,000          Acquisition of mineral property
===============================================================================================================================

              The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

===================================================================================================================================
                                                                                                         Deficit
                                                                        Common            Common     Accumulated
                                                                        Shares            Shares      During the
                                      Number                        Issued and         Committed     Exploration
                                   of Shares         Price          Fully Paid      to be Issued           Stage            Total
----------------------------------------------------------------------------------------------------------------- -----------------
BALANCE AT
NOVEMBER 30, 1998                   2,456,903                    $   3,969,448        $       -    $    (518,461)  $   3,450,987

    Issuance of shares
      for cash
      Private placement               107,000          0.75             80,250                                -           80,250
      Exercise of options               4,000          1.00              4,000                                -            4,000
    Issuance of shares
      for finder's fee                 10,700                               -                                 -               -
    Net loss for the year                  -                                -                           (899,836)       (899,836)
                                -------------                    -------------                     -------------   -------------

BALANCE AT
NOVEMBER 30, 1999                   2,578,603                        4,053,698                        (1,418,297)      2,635,401

    Issuance of shares
      for cash
      Exercise of options              25,000          0.75             18,750                                -           18,750
      Exercise of options             113,190          0.85             96,211                                -           96,211
      Exercise of options              38,500          1.00             38,500                                -           38,500
      Exercise of options               3,000          2.25              6,750                                -            6,750
      Exercise of
        warrants                       19,000          0.85             16,150                                -           16,150
    Net loss for the year                  -                                -                         (1,459,273)     (1,459,273)
                                -------------                    -------------                    --------------    ------------

BALANCE AT
NOVEMBER 30, 2000                   2,777,293                        4,230,059                        (2,877,570)      1,352,489

    Change in
      accounting policy
      (Note 2)                                                                                        (1,197,255)     (1,197,255)
    Common shares
      committed to
      be issued (Note 8)                   -                                -            125,000              -          125,000
    Net loss for the year                  -                                -                 -         (265,899)       (265,899)
                                -------------                    -------------        ----------   -------------    ------------
BALANCE AT
NOVEMBER 30, 2001                   2,777,293                    $   4,230,059        $  125,000   $  (4,340,724)   $     14,335
===================================================================================================================================

               The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

1.   NATURE AND CONTINUANCE OF OPERATIONS

        The Company's principal business activity is the exploration and development of mineral properties.

     Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corp.

     The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 7). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

     The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

2.   CHANGE IN ACCOUNTING POLICY

     Effective December 1, 2000, the Company has adopted the new accounting guideline AcG-11 "Enterprises in the Development Stage", issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to mineral properties and deferred exploration costs. The Company has adjusted the opening balance of deficit for previously capitalized mineral properties and deferred exploration costs, and will expense future mineral properties and exploration costs as incurred.

3.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include investments.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

     The Company has adopted the new accounting guideline AcG-11 "Enterprises in the Development Stage", issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to mineral properties and deferred exploration costs. The Company will expense future mineral properties and exploration costs as incurred until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence exists in the opinion of Management to support the recognition of an asset.

     COST OF MAINTAINING MINERAL PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

     The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

     Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

     CAPITAL STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN EXCHANGE

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in statements of operations.

     LOSS PER SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the year.

     Diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For all the years presented, this calculation proved to be anti-dilutive.

     STOCK-BASED COMPENSATION

     The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted.

     INCOME TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

     ==============================================================================================================
                                                                                            Net Book Value
                                                                                     ------------------------------
                                                                    Accumulated
                                                      Cost         Amortization              2001            2000
     ---------------------------------------- ----------------- -------------------- --------------- --------------

     Office furniture and equipment               $  6,984             $  2,559           $ 4,425       $   4,447
     Computer equipment                             10,050                5,125             4,925           7,036
                                                  --------             --------           -------       ---------

                                                  $ 17,034             $  7,684           $ 9,350       $  11,483
     ============================================================================================================

5.   MINERAL PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

     ===============================================================================================================
                                                                                          2001            2000
     ---------------------------------------------------------------------------------------------------------------
     STAKED CLAIMS, NEVADA, U.S.A.

          A 100% interest in certain claims by staking and by entering into an option agreement. During the current year, the Company wrote-off previously capitalized costs to statements of operations and adjusted
          opening deficit.                                                             $    -         $   413,538
     ===============================================================================================================

     FUTURE MINERAL PROPERTY PAYMENTS

     a) The Company is required to pay annual filing fees totaling US$15,000 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) 2.5% NSR production royalty, to a payout purchase price of US$2,000,000, upon exercise of the option;

          ii)  Incur expenditures totaling US$15,000 by July 9, 2002.
               Incur expenditures totaling US$20,000 by July 9, 2003.
               Incur expenditures totaling US$25,000 each by July 9, 2004 and during each of the following year during the lease term.
               The maximum required total work commitment from the date of this lease shall be $250,000.

     TITLE TO MINERAL PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

=========================================================================================================================

6.   DEFERRED EXPLORATION COSTS

     The following is a summary of the deferred exploration costs incurred during 2001 and 2000:

     ====================================================================================================================
                                                                          British
                                                                         Columbia            Nevada            Total
     ----------------------------------------------------------- ------------------- --------------- --------------------

     Balance at December 1, 1999                                   $      422,682      $    706,140   $    1,128,822
                                                                   --------------      ------------   --------------

     Assaying the sample preparation                                           -             11,908           11,908
     Field expenditures                                                        -              4,380            4,380
     Geological consulting                                                     -             61,193           61,193
     Report preparation and mapping                                            -                 22               22
     Travel                                                                    -             11,320           11,320
                                                                   --------------      ------------   --------------

     Expenditures incurred during the year                                     -             88,823           88,823
     Written-off during the year                                         (422,682)          (11,246)        (433,928)
                                                                   --------------      ------------   --------------

                                                                         (422,682)           77,577         (345,105)
                                                                   --------------      ------------   --------------

     Balance at November 30, 2000                                              -            783,717          783,717

     Field expenditures                                                        -              2,355            2,355
     Geological consulting                                                     -             16,312           16,312
     Travel                                                                    -                626              626
                                                                   --------------      ------------   --------------

     Expenditures incurred during the year                                     -             19,293           19,293
     Written-off during the year                                                            (19,293)         (19,293)
     Change in accounting policy (Note 2)                                      -           (783,717)        (783,717)
                                                                   --------------      ------------   --------------

                                                                               -           (783,717)        (783,717)
                                                                   --------------      ------------   --------------

     Balance at November 30, 2001                                  $           -       $         -    $           -
     ====================================================================================================================

7.   INVESTMENTS

     ============================================================================
                                                         2001              2000
     ----------------------------------------------------------------------------
     Investments is comprised of:
         Puresource, Inc.                          $           1   $            1
          Clearant, Inc.                                  27,564           27,564
                                                    ------------   --------------
                                                    $     27,565   $       27,565
                                                    ============   ==============

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001
================================================================================

7.   INVESTMENTS (cont'd...)

     PURESOURSE, INC.

     During the year ended November 30, 1999, the Company acquire 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL TRAINING.COM INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

     The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $(1,650) (2000 - $98,950), were written-off to operations.

     VIA VIS TECHNOLOGIES INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

     The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $3,422 (2000 - $Nil), were written-off to operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================
7.   INVESTMENTS (cont'd...)

     INDICO TECHNOLOGIES CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

8.   CAPITAL STOCK

     =================================================================================================================
                                                                                       Number
                                                                                    of Shares                  Amount
     -----------------------------------------------------------------------------------------------------------------
     Authorized

          Unlimited number of common shares without par value
          Unlimited number of preferred shares, issuable in series

     Common shares issued
          As at November 30, 1998                                                   2,456,903            $  3,969,448
               For cash - private placement                                           107,000                  80,250
               For cash - exercise of options                                           4,000                   4,000
               For finder's fee                                                        10,700                      -
                                                                                -------------            -----------

          As at November 30, 1999                                                   2,578,603               4,053,698
               For cash - exercise of options                                         179,690                 160,211
               For cash - exercise of warrants                                         19,000                  16,150
                                                                                -------------            ------------
          As at November 30, 2000 and 2001                                          2,777,293            $  4,230,059
     =================================================================================================================

     Effective August 22, 2001, the Company decided to consolidate its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

     COMMON SHARES COMMITTED TO BE ISSUED

     Pursuant to a private placement, the Company received $125,000 and committed to issue 1,250,000 common shares at $0.10 per share and 1,250,000 share purchase warrants entitling the holders to purchase an additional 1,250,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003 (Note 14b and c).

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

8.   CAPITAL STOCK (cont'd...)

     STOCK OPTIONS

     The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

     The following incentive stock options were outstanding at November 30, 2001:

     ==========================================================================
               Number              Exercise
            of Shares                 Price          Expiry Date

                5,000                 0.75           May 8, 2002
                5,000                 1.20           June 10, 2003
               25,000                 0.75           June 10, 2003
               40,000                 1.20           February 10, 2005
               32,000                 1.55           February 22, 2005
               95,000                 2.60           April 4, 2005
     ==========================================================================

9.   RELATED PARTY TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a)   The Company paid $10,000 (2000 - $6,787; 1999 - $123,954) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

     b)   The  Company  paid  $70,000  (2000  -  $101,250;  1999 -  $55,000)  in consulting fees and shareholders' communications to directors of the Company.

     c) $28,375 (2000 - $1,166) included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

     Amounts due to or from affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

10.  LOSS PER SHARE

     Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

         2001 fiscal year           2,777,293
         2000 fiscal year           2,675,356
         1999 fiscal year           2,489,049

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000 - 45.62%) are as follows:

     ===============================================================================================================
                                                                                     2001                  2000
     ---------------------------------------------------------------------------------------------------------------

     Net loss for the year                                                      $    (265,899)      $   (1,459,273)

     Income tax recovery at combined basic
     Canadian Federal and Provincial tax
     rate:
          44.71% (2000 - 45.62%)                                                      118,883              665,720
     Foreign tax rates differentials                                                  (13,707)             (30,712)
     Permanent differences                                                                  -                  577
     Tax benefit of losses not recognized in current year                            (105,176)            (635,585)
                                                                                -------------       --------------

     Income tax recovery                                                        $           -       $            -
     ==============================================================================================================

     A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

     ========================================================================================
                                                               2001                  2000
     -----------------------------------------------------------------------------------------
     Future income tax:
          Property, plant and equipment                   $      12,200       $        9,100
          Mineral properties                                    282,700              288,500
          Deferred exploration costs                            189,000              192,800
          Issuance costs                                        110,600              112,800
          Losses available for future periods                 1,116,400              999,300
                                                          -------------       --------------

                                                              1,710,900            1,602,500
     Valuation allowance                                     (1,710,900)          (1,602,500)
                                                          -------------       --------------
                                                          $          -        $           -
     ==================================================================== ====================

     The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%).

     These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  INCOME TAXES (cont'd...)

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000 $1,055,000) and operating losses of approximately $1,548,300 (2000 $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000 -$1,201,600) available to reduce US taxable income. These losses expire as follows:


              2002                         $     11,000        $         -
              2003                               96,000                  -
              2004                              194,300                  -
              2005                              321,300                  -
              2006                              504,600                  -
              2007                              167,700                  -
              2008                              253,400                  -
              2017                                   -              185,000
              2018                                   -              483,800
              2019                                   -              321,800
              2020                                   -              211,000
              2021                                                   46,100
                                           ------------        ------------

                                           $  1,548,300        $  1,247,700
                                           ============        ============


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK BASED COMPENSATION

     The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

     SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2001, compensation expense totaling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

     ==============================================================================================================

                                                        2001                       2000                    1999
     --------------------------------------------------------------------------------------------------------------

     Risk free interest rate                              4%                      6.16%                   5.50%
     Expected life                                   5 years                    5 years                 5 years
     Expected volatility                                 68%                       161%                    147%
     Expected dividends                                   -                          -                       -
     ==============================================================================================================


     The following is a summary of the status of stock options outstanding at November 30, 2001:

     ==============================================================================================================

                                               Outstanding Options                    Exercisable Options
                                         --------------------------------    --------------------------------------
                                               Weighted
                                                Average      Weighted                                    Weighted
                                              Remaining       Average                                     Average
     Range of                               Contractual      Exercise                                    Exercise
     Exercise Prices             Number    Life (Years)         Price               Number                  Price
     --------------------- ------------- --------------- ---------------- -- ---------------- ---------------------

     $    0.75                   30,000          1.97       $   0.75               30,000                $   0.75
          1.20 - 1.55            77,000          3.10           1.35               77,000                    1.35
          2.60                   95,000          3.35           2.60               95,000                    2.60
     ===================== ============= =============== ================ == ================ =====================

     The consolidation of the Company's outstanding options on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     Stock Based Compensation (cont'd...)

     The following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

     =======================================================================================================
                                                                                                 Weighted
                                                                                                  Average
                                                                           Number                Exercise
                                                                        of Shares                   Price
     --------------------------------------------------------------------------------- ---------------------
     Outstanding and exercisable at December 1, 1998                       241,500              $    1.80
          Granted                                                          113,190                   0.85
          Exercised                                                         (4,000)                  1.00
          Forfeited                                                       (109,000)                  1.95
                                                                       -----------

     Outstanding and exercisable at November 30, 1999                      241,690

     Weighted average fair value of options granted during 1999                                 $    1.90
                                                                                                =========

          Granted                                                          183,000                   2.05
          Exercised                                                       (179,690)                  0.85
          Forfeited                                                             -                      -
                                                                       -----------

     Outstanding and exercisable at November 30, 2000                      245,000

     Weighted average fair value of options granted during 2000                                 $    1.80
                                                                                                =========
          Granted                                                               -                      -
          Exercised                                                             -                      -
          Forfeited                                                        (43,000)                  1.50
                                                                       -----------

     Outstanding and exercisable at November 30, 2001                      202,000
                                                                       ===========
     Weighted average fair value of options granted during 2001                                 $    1.85
     =====================================================================================================

     INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

===============================================================================


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

     During the current year, the Company's decision to adopt a policy of expensing all mineral properties and deferred exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP. Accordingly, and in contrast to the disclosure provided here in previous years, the Company considers that no US/Canadian GAAP difference exists in respect to mineral properties and deferred exploration costs in these financial statements.

     TRADING SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico) (Note 7) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

     COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

     For the years ended November 30, 2001, 2000 and 1999, there were no other items of comprehensive income.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS

     In July, 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and `FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.


     In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS-121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

     ======================================================================================================================

                                                   Cumulative
                                                      Amounts
                                                         From
                                                   October 7,
                                                      1994 to                              Years Ended November 30,
                                                  November 30,   ----------------------------------------------------------
                                                          2001                 2001             2000             1999
     ----------------------------------------------------------------------------------------------------------------------

     Loss for the period as reported            $  (4,340,724)         $  (265,899)      $  (1,459,273)    $     (899,836)

     Less:
       Compensation expense on
         granting of stock options                   (704,826)                  -             (476,404)          (120,471)
       Acquisition of mineral
         properties                                (1,098,950)             (20,186)           (132,577)           (97,106)
       Deferred exploration costs                  (1,568,696)             (19,293)            (88,823)          (224,791)

     Add:
       Write-off of mineral properties
         and deferred costs under
         Canadian generally
         accepted accounting
         principles                                 2,667,646               39,479           1,066,254            187,182
                                                -------------          -----------       -------------     --------------

     Loss for the period in
            accordance with United
            States generally accepted
            accounting principles               $  (5,045,550)         $  (265,899)      $  (1,090,823)    $   (1,155,022)
     ======================================================================================================================


TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

     ==============================================================================================================

                                                                      Years Ended November 30,
                                                   ----------------------------------------------------------------
                                                                  2001                 2000                 1999
     --------------------------------------------- ---------------------- --------------------- -------------------

     Deficit, as reported                                $  (4,340,724)        $  (2,877,570)       $  (1,418,297)
                                                         -------------         -------------        -------------

     Cumulative compensation expense
          on granting of stock options                        (704,826)             (704,826)            (228,422)

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                                -               (413,538)            (913,287)
     Deferred exploration costs expensed
          under United States generally
          accepted accounting principles                            -               (783,717)          (1,128,822)
                                                         -------------         -------------        -------------

                                                              (704,826)           (1,902,081)          (2,270,531)
                                                         -------------         -------------        -------------

     Deficit in accordance with United
          States generally accepted
          accounting principles                          $  (5,045,550)        $  (4,779,651)       $  (3,688,828)
     ===============================================================================================================

                                       23

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

     =====================================================================================================================


                                                                             Common           Deficit
                                               Capital Stock                 Shares       accumulated
                                      --------------------------------    Committed        During the
                                              Number                          To be       Exploration
                                            of Shares        Amount          Issued             Stage            Total
     ---------------------------------------------------------------------------------------------------------------------
     Shareholders' equity as
       reported November 30,
       1999                               2,578,603     $  4,053,698     $       -      $  (1,418,297)    $   2,635,401

     Mineral property
       acquisition costs
       expensed under
       United States
       generally accepted
       accounting principles                     -                -              -           (913,287)         (913,287)

     Deferred exploration
       costs  expensed under
       United States
       generally accepted
       accounting principles                     -                -              -         (1,128,822)       (1,128,822)

     Compensation expense
       on granting of stock
       options                                   -           228,422             -           (228,422)               -
                                        -----------     ------------     ----------     -------------     -------------

     Shareholders' equity in
       accordance with
       United States
       generally accepted
       accounting  principles
       at November 30, 1999               2,578,603     $  4,282,120     $       -      $  (3,688,828)    $     593,292
                                      =============== ================ ============== ================== =================


                                  - continued -

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ====================================================================================================================
     Continued

                                                                                Common           Deficit
                                                 Capital Stock                  Shares       accumulated
                                        --------------------------------     Committed        During the
                                                 Number                          To be       Exploration
                                              of Shares        Amount           Issued             Stage           Total
     ---------------------------------- --------------- ---------------- -------------- ----------------- ---------------
     Shareholders' equity as
         reported November 30,
         2000                                2,777,293    $  4,230,059     $        -     $  (2,877,570)   $  1,352,489

     Mineral property acquisition
         costs expensed under
         United States generally
         accepted accounting
         principles                                 -               -               -          (413,538)       (413,538)

     Deferred exploration costs
         expensed under United
         States generally
         accepted accounting
         principles                                 -               -               -          (783,717)       (783,717)

     Compensation expense on
         granting of stock options                  -          704,826              -          (704,826)             -
                                         -------------    ------------     -----------    -------------    ------------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2000                            2,777,293    $  4,934,885     $        -     $  (4,779,651)   $    155,234
                                        =============== ================ ============== ================= ===============

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     =====================================================================================================================
     Continued
                                                                                Common          Deficit
                                                 Capital Stock                  Shares      accumulated
                                         --------------------------------    Committed       During the
                                                Number                           To be      Exploration
                                              of Shares         Amount          Issued            Stage            Total
     ---------------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
         reported November 30,
        2001                                  2,777,293   $  4,230,059    $    125,000   $   (4,340,724)        $14,335

     Compensation expense on
         granting of stock options                   -         704,826              -          (704,826)             -
                                         --------------   ------------    ------------   --------------         -------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2001                             2,777,293   $  4,934,885    $    125,000   $   (5,045,550)        $14,335
     ================================== ================ =============== ============== ================== ===============

     LOSS PER SHARE

     SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

     The following loss per share information results under United States general accepted accounting principles:

     ================================================================================================================

                                                                            2001                2000        1999
     ------------------------------------------------------------------------------------------------------------------

     Net loss for the year under United States GAAP                 $    (265,899)     $  (1,090,823)   $   (1,155,022)
     ==================================================================================================================

     Weighted average number of shares outstanding
          under United States GAAP (adjusted for                        2,777,293          2,675,356         2,489,049
          roll-back)
     ===================================================================================================================

     Basic loss per share                                           $     (0.10)       $       (0.41)   $        (0.46)

     ==================================================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


13.  CONTINGENCY

     ENVIRONMENTAL REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

14.  SUBSEQUENT EVENTS

     CAPITAL STOCK

     Subsequent to the year end the following shares and stock options were issued:

     a)   475,337 Common shares for debt at $0.10 per share.

     b) Subsequent to the year end, the Company received an additional $10,000 for the private placement. Pursuant to the private placement, the Company issued 1,350,000 Common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,350,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003. 750,000 share purchase warrants were exercised into 750,000 common shares at $0.12 per share.

     c)   50,000 Common shares for finder's fee at $0.10 per share.

     d) 505,000 incentive stock options at a price of $0.17 per share until February 27, 2007, canceling all previously granted incentive stock options.

15.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year.

                          TRIBAND RESOURCE CORPORATION
                           903 - 1485 WEST 6TH AVENUE
                              VANCOUVER, BC V6H 1G1



March 28, 2002


Sadovnick Telford + Skov
Chartered Accountants
Sixth Floor, 543 Granville Street
Vancouver, B.C.
V6C 1X8

Dear Sirs:

We confirm our understanding that the examination which you have made was directed to the expression of an opinion on the consolidated financial statements of Triband Resource Corporation for the year ended November 30, 2001 and that your auditing procedures, including your tests of our accounting records, were limited to those you considered necessary in the circumstances. We also understand that such test examination would not necessarily disclose all irregularities, should they exist.

Also, at your request, to supplement information obtained by you from the books and records of the Company and from other sources, we advise you that, to the best of our knowledge and belief, the Company at November 30, 2001 had:

1.   Satisfactory title to all recorded assets.

2. No assets pledged or assigned as security for liabilities or performances or contracts except as disclosed in the notes to the financial statements.

3. No material unrecorded assets or contingent assets (such as claims relating to patent infringements or unfulfilled contracts whose value depends on fulfillment of conditions regarded as uncertain).

4. No material unrecorded liabilities or contingent liabilities (on receivables sold or discounted, endorsements or guarantees, lawsuits, additional taxes for prior years, repurchase agreements, sales subject to re-negotiation or price re-determination).

5. No commitments for purchase or sales of products or other assets at prices involving material prospective loss.

6 Charged-off all important property, plant and equipment items sold, destroyed or abandoned or considered to be obsolete and of no further use.

7, The Company has good title to all mineral properties recorded in the accounts as at November 30, 2001. All taxes, assessments, fees, and rentals due in respect of these properties to the year-end were paid and there were no liens or encumbrances against any of the properties.

8. No significant contractual obligations for plan construction and purchase of property, plant and equipment.

9 Disclosed all related party transactions during the year and any amounts due to and from related parties in the financial statements.

10. There have been no communications from Regulatory Agencies concerning non-compliance with, or deficiencies in financial reporting practices that would have a material effect on the financial statements.

Page 2

11.    All liabilities are properly recorded in the accounts.

Further, we advise you that, to the best of our knowledge and belief, all accounting and financial records and related data of the Company have been made available to you and, as far as we know, none of them were withheld from you; no shortages or irregularities have been discovered that have not been disclosed to you; the minute books of the Company contain a true and correct record of all the business transacted at meetings of shareholders, Directors and Committees of Directors up to the date of this letter; and no events have occurred nor have any matters been discovered since November 30, 2001 which would require adjustments to or disclosure in the financial statements.

Yours very truly,



TRIBAND RESOURCE CORPORATION

President:
            ---------------------------------------

                          QUARTERLY AND YEAR END REPORT

                                 BC FORM 51-901F
                              (previously Form 61)






ISSUER DETAILS                                                         Date of Report
Name of Issuer                              For Quarter Ended          YY/MM/DD

Triband Enterprise Corp.                    November 30, 2001          2002/04/19

ISSUER ADDRESS
#903 - 1485 W. 6th Ave.,, Vancouver, BC, V6G 4H1

CONTACT NAME      CONTACT POSITION          (604) 714-0879             (604) 331-0096
Gary Freeman,     President                 ISSUER FAX NO.             ISSUER TELEPHONE NO.

CONTACT EMAIL ADDRESS                       WEB SITE ADDRESS
free@radiant.net                            not applicable
----------------


CERTIFICATE

THE TREEE SHCEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

>>       DIRECTOR'S SIGNATURE        PRINT FULL NAME                          DATE SIGNED
                                                                              YY/MM/DD
    "Gary Freeman"                   Gary Freeman                             02/04/19

>>       DIRECTOR'S SIGNATURE        PRINT FULL NAME                          DATE SIGNED
                                                                              YY/MM/DD
    "Sam Szajmans"                   Sam Szajmans                             02/04/19


   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      TRIBAND RESOURCE CORPORATION


      By "Gary Freeman", President
            (Signature)*



      Date: April 19, 2002.